SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 September 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 27 August 2025
99.2	Transaction in Own Shares dated 28 August 2025
99.3	Transaction in Own Shares dated 29 August 2025
99.4	Transaction in Own Shares dated 01 September 2025
99.5	Transaction in Own Shares dated 02 September 2025
99.6	Transaction in Own Shares dated 03 September 2025
99.7	Transaction in Own Shares dated 04 September 2025
99.8	Total Voting Rights - Corrected Version dated 04 September 2025
99.9	Transaction in Own Shares dated 05 September 2025

Exhibit No: 99.1

27 August 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 26 August 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 26 August

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	28,091	8,519	0	0	0
Highest price paid (per ordinary share)	£ 89.0000	£ 89.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 87.3400	£ 87.7200	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 88.5626	£ 88.5603	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,790,427 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7702W_1-2025-8-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        36,610 (ISIN: GB00BHJYC057)

Date of Purchases:       26 August 2025

Investment firm:           MLI

Exhibit No: 99.2

28 August 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 27 August 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 27 August

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	33,350	0	0	0	0
Highest price paid (per ordinary share)	£ 89.7800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 88.7800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 89.3059	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,757,077 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9504W_1-2025-8-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        33,350 (ISIN: GB00BHJYC057)

Date of Purchases:       27 August 2025

Investment firm:          MLI

Exhibit No: 99.3

29 August 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 28 August 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 28 August

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	37,822	0	0	0	0
Highest price paid (per ordinary share)	£ 90.8600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 89.8200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 90.2928	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,719,255 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1615X_1-2025-8-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        37,822 (ISIN: GB00BHJYC057)

Date of Purchases:       28 August 2025

Investment firm:          MLI

Exhibit No: 99.4

1 September 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 29 August 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 29 August

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	34,731	0	0	0	0
Highest price paid (per ordinary share)	£ 90.2600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 89.1600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 89.6440	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,684,524 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3423X_1-2025-8-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        34,731 (ISIN: GB00BHJYC057)

Date of Purchases:       29 August 2025

Investment firm:          MLI

Exhibit No: 99.5

2 September 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 1 September 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 1 September

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	64,623	1,000	0	0	0
Highest price paid (per ordinary share)	£ 90.1600	£ 88.8400	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 88.8200	£ 88.8400	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 89.2390	£ 88.8400	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,618,901 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5526X_1-2025-9-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        65,623 (ISIN: GB00BHJYC057)

Date of Purchases:       1 September

Investment firm:          MLI

Exhibit No: 99.6

3 September 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 2 September 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 2 September

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	62,742	5,222	3,088	0	1,759
Highest price paid (per ordinary share)	£ 89.2200	£ 88.0800	£ 88.0800	£ 0.0000	£ 88.0800
Lowest price paid (per ordinary share)	£ 87.9000	£ 87.8800	£ 87.8400	£ 0.0000	£ 88.0600
Volume weighted average price paid (per ordinary share)	£ 88.3310	£ 88.0551	£ 88.0675	£ 0.0000	£ 88.0778

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,546,090 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7373X_1-2025-9-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        72,811 (ISIN: GB00BHJYC057)

Date of Purchases:       2 September

Investment firm:          MLI

Exhibit No: 99.7

4 September 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 3 September 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 3 September

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	31,384	26,736	10,476	0	0
Highest price paid (per ordinary share)	£ 90.6400	£ 90.6600	£ 90.6600	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 88.9200	£ 89.5000	£ 89.5000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 89.7539	£ 89.8146	£ 89.8056	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,472,860 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9346X_1-2025-9-3.pdf

In addition, the Company announces that the number of ordinary shares in issue (excluding treasury shares) for the period from and including 26 August 2025 to and including 2 September 2025 were incorrectly reported.  The correct number of ordinary shares in issue are reported below:

Date	Incorrectly Reported Number of Ordinary Shares in Issue(excluding treasury shares)	Adjustment	Correct Numberof Ordinary Shares in Issue(excluding treasury shares)
26 August 2025	153,790,427	(4,634)	153,785,793
27 August 2025	153,757,077	(4,634)	153,752,443
28 August 2025	153,719,255	(4,634)	153,714,621
29 August 2025	153,684,524	(4,634)	153,679,890
1 September 2025	153,618,901	(4,634)	153,614,267
2 September 2025	153,546,090	(4,634)	153,541,456

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        68,596 (ISIN: GB00BHJYC057)

Date of Purchases:       3 September

Investment firm:          MLI

Exhibit No: 99.8

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital - Corrected Version

This announcement is a correction of the Company's Total Voting Rights announcement published on 1 September 2025. The share capital and total number of voting rights were misstated by 4,634 shares. All other details remain unchanged. The full amended text is shown below which now states the correct figures for the share capital and total voting rights.

********

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 August 2025, its issued share capital consists of 159,886,672 ordinary shares of 20 340/399 pence each, of which 6,206,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 153,679,890.

All ordinary shares of the Company purchased by the Company since the last Disclosure and Transparency Rule 5.6.1 announcement made on 1 August 2025, which are subject to cancellation, have been treated as cancelled for the purposes of these calculations.  The relevant purchases of ordinary shares by the Company are in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 and pursuant to instructions issued by the Company as announced on 18 February 2025.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1753 972 000

Exhibit No: 99.9

5 September 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 4 September 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 4 September

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	15,121	4,461	0	0	0
Highest price paid (per ordinary share)	£ 90.1000	£ 90.0400	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 89.1800	£ 89.1800	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 89.7378	£ 89.6795	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 153,453,278 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1181Y_1-2025-9-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        19,582 (ISIN: GB00BHJYC057)

Date of Purchases:       4 September

Investment firm:           MLI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	05 September 2025